November 13, 1996

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Re:      Professional Medical Management Company
         Registration Statement on Form 8-A
         Registration No. 0-21373

Ladies and Gentlemen:

On behalf of Professional Medical Management Company (the "Company"), we hereby request the withdrawal of the above-referenced registration statement (the "Exchange Act Registration Statement"). The Company does not anticipate that its registration statement on Form S-1 (File No. 333-10557) relating to its initial public offering will become effective prior to the date upon which the Exchange Act Registration Statement will become effective pursuant to the provisions of
Section 12(g) of the Securities Exchange Act of 1934, as amended. Therefore, the Company has determined to withdraw the Exchange Act Registration Statement and refile it in the near future.

Please contact me at (202) 944-3049 if you have any questions or comments.

Sincerely,



/s/ JOHN F. KEARNEY
       John F. Kearney